ADITYA BIRLA GROUP

07027704

Ref:AM:PVK:1310:2007

Date:- 18th October, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

RECEIVED
2007 NOV -1 P 2:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

This is to notify you that under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on **Wednesday**, the **31st October, 2007**, to consider amongst other items of Agenda the Unaudited Financial Results (Provisional) of the Company, for the Second Quarter and Half Year ended on 30th September, 2007.

Thanking you,

PROCESSED
NOV 06 2007
THOMSON
FINANCIAL

Yours faithfully,
For **Hindalco Industries Limited.**

ANIL MALIK
Asst. Vice-President &
Company Secretary

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